INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

June 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 10, 2019

CIK No. 0001757840

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 7, 2019, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 previously submitted for the Staff’s confidential review on April 10, 2019 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an amended Draft Registration Statement on Form F-1 (the “Amended Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form F-1 as Amended April 10, 2019

Prospectus Summary

Our Assets

Kruh Block, page 2

1.	Expand your disclosure of proved and/or probable reserves provided throughout your filing, including but not limited to pages 2, 57 and 60, to additionally clarify the individual product type, e.g. crude oil, and reserves status, e.g. developed and/or undeveloped. Refer to the disclosure requirements under Items 1202(a)(2) and (a)(4) of Regulation S-K, respectively.

We have revised pages 3, 5, 62 and 65 of the Amended Registration Statement to address the Staff’s comment clarifying the product type and status of all disclosed reserves according to Items 1202(a)(2) and (a)(4) of Regulation S-K.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

2.	Expand your disclosure relating to probable reserves to discuss the inherent uncertainty associated with such estimates to comply with Item 1202(a)(5) of Regulation S-K. The discussion should clearly indicate your estimate of probable reserves is more uncertain than proved reserves, but has not been adjusted for risk due to the uncertainty, and therefore estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically. For additional guidance relating to the disclosure of probable reserves, refer to the Compliance and Disclosure Interpretation Question 105.01. This comment also applies to the comparable disclosure provided on page 57 of your filing.

We have revised pages 3 and 62 of the Amended Registration Statement to address the Staff’s comment clarifying that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered” and that “there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty. Therefore, estimates of proved and probable reserves may not be comparable with each other and should not be summed arithmetically.”

3.	The expanded disclosure relating to your probable reserves should also discuss the applicable circumstance(s) identified in the definition under Rule 4-10(a)(18)(ii) and (a)(18)(iii) of Regulation S-X under which your reserves were assigned.

We have revised pages 3 and 62 of the Amended Registration Statement to address the Staff’s comment stating the probable reserves were assigned in “locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain”, following the applicable circumstance identified in the definition under Rule 4-10(a)(18)(ii) and (a)(18)(iii) of Regulation S-X.

4.	Your disclosure of reserves appears to include or be limited to the presentation of the estimated quantities of “gross” or “total” reserves, e.g. pages 60 and F-26 and pages 2 and 57, respectively. To the extent that the reserves disclosed in the Registration Statement do not represent the net quantities attributable to your entitlement under the terms of the Technical Assistance Contract or the Joint Operation Partnership with Pertamina, revise your disclosure to remove these estimates or tell us why a revision is not needed. Refer to Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-4.

We have revised pages 3, 5, 62, 65 and F-26 of the Amended Registration Statement to address the Staff’s comment by ensuring that the amount of net reserves representing the net quantities attributable to our entitlement under the terms of the Technical Assistance Contract and the Joint Operation Partnership with Pertamina are shown next to the amount of gross reserves to avoid confusion.

The Kruh Block contains crude oil reserves only and no gas reserves were estimated. Complying to Rule 4-10(a)(26) of Regulation S-X, IEC’s estimated reserves include the remaining quantities of oil which is anticipated to be economically producible using existing production technology and facility within the Kruh operatorship period.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

Therefore, we confirm that we have the legal right to produce and have a revenue interest in the production, installed means of delivering the crude oil to market, and all permits and financing required to implement the project in order to recover the quantities of crude oil that we disclose as reserves in the Amended Registration Statement.

5.	Tell us the current status of the contract award relating to your application to extend the Kruh Block operatorship until May 2030 under a Joint Operation Partnership or “KSO.”

The Staff is advised that we are aware that the extension of the Kruh Block operatorship until May 2030 under a Joint Operation Partnership (known as a KSO) has been formally approved and we have received the formal award of the extension of the operatorship through a letter sent by Pertamina to us. The terms of the KSO have already been agreed by us and Pertamina and we are awaiting the official execution of the contract. We view this as a formality as evidence indicates that renewal is reasonably certain, and have thus updated the disclosure in the Amended Registration Statement accordingly.

6.	Tell us the extent to which any similar requests to extend operatorship under a KSO have been approved and if any such requests have been denied.

The Staff is advised that we have not found a reliable source of public information or data to draw conclusions on the number of similar requests to extend operatorship under a KSO that have been approved and if any such requests have been denied. Although we don’t have this information, as we believe we will soon obtain the legal right for the extension, subject only to the conclusion of the administrative work within Pertamina and execution of the KSO contract, we do not think that any disclosure regarding similar requests will be relevant to potential investors.

7.	Expand your disclosure to clarify the contract expiration dates, e.g. May 2020 or May 2030, used to determine your estimates of proved and/or probable reserves for the fiscal years ending December 31, 2018, 2017 and 2016, respectively.

The Staff is advised that we have endeavored to expand every reserve disclosure in the Amended Registration Statement to clarify that the contract expiration dates used to determine our estimates of proved and/or probable reserves for the fiscal years ended December 31, 2018 and 2017 were May 2030 and May 2020, respectively.

Citarum Block, page 2

8.	We have read your response to comment 14 and note that disclosure on pages 3 and 61 presents the estimated quantities of reserves for certain gas fields adjacent to the Citarum Block, e.g. the Subang and Pasirjadi Fields. Therefore, we reissue prior comment 14. To the extent that these estimates of reserves do not adhere to the definitions in Rule 4-10(a) of Regulation S-X, revise or remove these estimates accordingly. This comment also applies to the disclosure of “proven” oil and gas reserves presented on page 68 relating to Indonesia.

In accordance with the Staff’s comment, we have removed in the Amended Registration Statement all disclosures related to estimated quantities of reserves that do not meet the relevant definitions in Regulation S-X, including on pages 6, 60 and 66.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

9.	We have read your response to comment 15 and note that the disclosure of information related to risked and unrisked “total prospect” OOIP (original oil in place) and OGIP (original gas in place) do not appear to qualify as reserves under Rule 4-10(a) of Regulation S-X. Furthermore, these estimates appear to conflict with the Instruction to Item 1202 of Regulation S-K that generally prohibits disclosure in any document filed with the Commission of estimates of oil and gas resources. Therefore, we reissue prior comment 15. If these estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, revise your disclosure to remove these estimates.

In accordance with the Staff’s comment, we have removed in the Amended Registration Statement all disclosure related the disclosure of information related to risked and unrisked “total prospect” OOIP (original oil in place) and OGIP (original gas in place that do not qualify as reserves under Rule 4-10(a) of Regulation S-X), including on pages 6 and 66.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Overview, page 41

10.	Revise your disclosure to state, if true, that the estimated quantities of probable reserves presented in your filing, e.g. on pages 2 and 57, are based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (or SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. This comment also applies to the comparable statement provided on page 60.

The Staff is advised that the estimated quantities of probable reserves presented on pages 3, 5, 62 and 65 of the Registration Statement as submitted are true and based on the definitions and disclosure guidelines of the Commission contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. While proved undeveloped reserves include locations directly offsetting development spacing areas, probable reserves are locations directly offsetting proved reserves areas and where data control or interpretations of available data are less certain. There should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. The estimate of probable reserves is more uncertain than proved reserves and has not been adjusted for risk due to the uncertainty.

Critical Accounting Policies, page 45

11.	In response to prior comment 13, you state that all capitalized costs associated with the Kruh Block are amortized based on the projected production until the expiration of the Technical Assistance Contract in May 2020. However, for purposes of your reserve quantities estimated as of December 31, 2018, we note that you considered the operatorship of this contract until May 2030. Tell us about your approach to calculating amortization considering that Rule 4-10(c)(3) of Regulation S-X requires amortization based on proved oil and gas reserve quantities.

The Staff is advised that for the year ended December 31, 2018, we considered the operatorship of the Kruh Block until May 2030, calculating the amortization of all capitalized costs associated with the Kruh Block based on the net crude oil proved reserve quantities in accordance with Rule 4-10(c)(3) of Regulation S-X.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

Financial Condition, page 49

12.	Your response to prior comment 11 does not appear to identify the guidance on which you are relying for the presentation of selected balance sheet line items with subtotals by category. Tell us what your basis is for presenting this disclosure or revise your submission.

The Staff is advised that we have removed the financial condition disclosure in the Amended Registration Statement.

Business

Our Assets

Kruh Block, page 57

13.	Expand the disclosure provided on page 59 to further describe how the “electrical stimulation oil recovery method (ESOR)” will be implemented and result in an increase the oil production in the Kruh Block.

In accordance with the Staff’s comment, we have expanded the disclosure on page 64 of the Amended Registration Statement to explain that that “basic function of ESOR process is to increase the mobility of the oil by reducing its viscosity which in turn would help the movement of oil toward producing wells. By inducing direct current power through existing oil wells, the electric field drives the oil from the anode to the cathode, a process commonly referred to as electrokinetics. The trial period of this approach is still in progress and, if the ESOR produces positive results, we will apply it into other fields within the Kruh Block”. The Staff is advised that we have not yet obtained conclusive results on the efficiency of the ESOR and whether we will continue its application in the Kruh Block.

14.	Expand your disclosure to provide an explanation of the reason(s) for significant differences between the estimates of proved developed, proved undeveloped and total proved net reserves as of December 31, 2018 and the comparable estimates as December 31, 2017 provided on page F-26.

In response to the Staff’s comment, we have expanded our disclosure on page F-26 of the Amended Registration Statement to explain that the significant differences between the estimates of proved developed, proved undeveloped and total proved net reserves as of December 31, 2018 and the comparable estimates as December 31, 2017 are due to the fact that we have considered the expiration of the operatorship of the Kruh Block to be due on May 2030 and May 2020 for the years ended December 31, 2018 and 2017, respectively.

15.	Expand your disclosure to provide an explanation for the material changes in proved undeveloped reserves that occurred during the year ended December 31, 2018. Your explanation should address material changes relating to such factors as the conversion of proved undeveloped reserves to proved developed status, revisions of the previous estimates of reserves, improved recovery, extensions and discoveries, acquisitions, and divestitures. To the extent that two or more factors, including offsetting factors, contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements for proved undeveloped reserves under Item 1203(b) of Regulation S-K.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

In response to the Staff’s comment, we have expanded our disclosure in the Amended Registration Statement to provide an explanation for the material changes in proved undeveloped reserves that occurred during the year ended December 31, 2018 to address material changes relating to such factors as the conversion of proved undeveloped reserves to proved developed status, revisions of the previous estimates of reserves, improved recovery, extensions and discoveries, acquisitions, and divestitures.

16.	If there are material amounts of proved undeveloped reserves that will take more than five years to develop since initial disclosure, tell us the quantity of reserves and explain to us the specific circumstances that you believe justify a period longer than five years. See Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Compliance and Disclosure Interpretation (C&DI) question 131.03.

The Staff is advised that there are no amounts of proved undeveloped reserves that will take more than five years to develop since initial disclosure in our Registration Statement.

17.	We have read your response to comment 17 and note your revised disclosure of developed and undeveloped acreage does not appear to fully align with the requirements under Item 1208 of Regulation S-K. In this regard, your disclosure does not account for the balance of the 63,753 acres in the Kruh Block or clarify the portion of the 969,807 acres in the Citarum Block that is developed and/or undeveloped, regardless of whether such acreage has proved reserves. Therefore, we reissue prior comment 17. Refer to the disclosure requirements pursuant to Items 1208(a) and (b) and the definitions of the terms relating to such disclosure in Item 1208(c) of Regulation S-K, respectively.

In accordance with the Staff’s comment, we have revised our disclosure on page 71 of the Amended Registration Statement to clarify the portion of the 969,807 acres in the Citarum Block that is developed and/or undeveloped, regardless of whether such acreage has proved reserves.

Management

Directors and Executive Officers, page 85

18.	In the newly added biographical sketch for CFO Gregory Overholtzer on page 86, you state, “Mr. Overholtzer has been the Chief Financial Officer of PEDEVCO Corp. since January 2012.” Please revise to clarify, if true, that Mr. Overholtzer is no longer employed at PEDEVCO Corp.

The Staff is advised that Mr. Overholtzer is no longer employed at PEDEVCO Corp. and we have revised the Amended Registration Statement on page 90 to state that “Mr. Overholtzer served as the Chief Financial Officer of PEDEVCO Corp. from January 2012 to December 2018.”

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

Executive Compensation, page 91

19.	Please provide updated executive compensation information for the year ended December 31, 2018 with your next submission.

In accordance with the Staff’s comment, we have updated the executive compensation information for the year ended December 31, 2018 on page 95 of the Amended Registration Statement.

Employment Agreements, page 92

20.	We note your response to comment 22 and your revised disclosure on page 92, which states, “While certain of our officers hold positions with other entities, and except as otherwise described below, pursuant to their employment agreements with us, all officers are expected to devote all necessary working time to the business of our company.” However, you do not appear to have included any related disclosure in the balance of your revised prospectus. Please revise to describe the relevant provisions of your officers’ employment agreements and to explain the phrase “all necessary working time” with greater specificity. Additionally, please revise to disclose the number of hours per week each individual expects to devote to your company.

The Staff is advised that we have substituted the phrase “all necessary working time” on page 96 of the Amended Registration Statement with the terminology expressly provided for in the officer employment agreements, namely “substantially all of his working time, attention and skills”.

Index to Financial Statements

Consolidated Financial Statements, page F-1

21.	Please note the financial statement updating requirements per Item 8.A. of Form 20-F.

In response to the Staff’s comment, we have included our audited financial statements as of December 31, 2018 in the Amended Registration Statement.

Notes to Consolidated Financial Statements

Supplementary Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

22.	We have read your response to comment 33 and are not in a position to agree that your estimates of the net quantities of proved reserves for the periods ending December 31, 2016 and 2017 may be disclosed excluding the impact of the well activities, e.g. the well stimulation work performed in 2016 and 2017 and the drilling of well K-23 in 2017, and impact of changes in oil prices, e.g. $37.82 per barrel for the period ending December 31, 2016 compared to $49.67 per barrel for the period ending December 31, 2017. To comply with the definition of proved reserves under Rule 4-10(a)(22) of Regulation S-X, your estimates of proved reserves should take into consideration all well activities and price changes that impact the estimates of oil to be recovered up to May 2020, when the current TAC contract expires. We reissue our prior comment 33.

Ms. Lauren Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

June 28, 2019

The Staff is advised that we have updated the estimates of the net quantities of proved reserves for the year ended December 31, 2018 and taken into consideration price changes that impact the estimates of oil to be recovered in the KSO contract period up to May 2030 for the year ended December 31, 2018.

On the other hand, our understanding is that the changes in oil price do not affect our net proved reserves for the year ended December 31, 2017. Until the expiry of the TAC in May 2020, we will be entitled to approximately 74% of our production regardless of the oil price due to the contract’s “cost recovery” scheme. Our remaining recoverable cost balance will not be fully recovered upon the expiry of the TAC in May 2020 because, as of December 31, 2018 and 2017, the unrecovered expenditures on TAC operations are $17,511,836 and $20,258,361, far above our expected revenue under the TAC through May 2020, when the TAC expires and the KSO goes into effect. This means that oil price changes shall only affect our revenue while our entitlement in regards to the oil produced remains unchanged and, consequently, so does our net reserves.

In regards to the well stimulation work performed in 2016 and 2017 and the drilling of well K-23 in 2017, we believe no revisions were necessary in our estimates of the net quantities of proved reserves because our estimates of reserves were based on a 5 year work program established in early 2015. This means that the well activities performed in 2016 and 2017 and the drilling of well K-23 were already planned and, thus, the estimated reserves for the period had already taken into consideration these activities. We understand that our estimated reserves calculation is in line with the definition of reserves under Rule 210.4-10(a)(31)(ii) that defines undeveloped reserves (“undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time”) and also in line with Rule 210.4-10(a)(22) that defines proved reserves (“the project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”).

We thank the Staff in advance for its review of the foregoing and the Amended Registration Statement. If you have further comments or require further information, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ James J. Huang
James J. Huang Chief Investment Officer

cc:	Ellenoff Grossman & Schole LLP